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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D/A
                                ==============
                              (Amendment No. 7)
                  Under the Securities Exchange Act of 1934*

                                  MESA INC.
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                              (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 590911 10 3
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                                (CUSIP Number)

                                Boone Pickens
                        2001 Ross Avenue, Suite 2600
                             Dallas, Texas  75201
                                (214) 969-2200
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               August 17, 1994
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement __X___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement also constitutes a filing of a final amendment to a Statement on Schedule 13D of Fayez S. Sarofim and John L. Cox.

CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          BOONE PICKENS
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  -----
                                                                  X
          (b).................................................  -----
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF, 00
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            4,416,626 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       4,416,626 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               4,396,626 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    X
                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               6.8
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    (14)  Type of Reporting Person (See Instructions)  IN

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
CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          FAYEZ S. SAROFIM
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  -----
                                                                  X
          (b).................................................  -----
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            1,400,000 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       1,400,000 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,400,000 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               2.2%
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    (14)  Type of Reporting Person (See Instructions)  IN

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
CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          JOHN L. COX
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  -----
                                                                  X
          (b).................................................  -----
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            1,025,000 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       1,025,000 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,025,000 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               1.6%
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    (14)  Type of Reporting Person (See Instructions)  IN

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
     Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 6 thereto filed
April 28, 1994 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa"). This Statement also constitutes the filing of a final amendment to a Statement on Schedule 13D by each of Fayez S. Sarofim and John L. Cox, whom together with Mr. Pickens may be deemed to be members of a group for purposes of filing this Statement. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.


Item 3.  Source and Amount of Funds or Other Consideration.
- -----------------------------------------------------------

     Item 3 of the Original Statement is hereby amended and supplemented as follows:

     Mr. Pickens used $102,500 of personal funds (exclusive of commissions) to acquire the 20,000 shares of Common Stock referred to in Item 5 below.


Item 4.  Purpose of Transaction.
- --------------------------------

     Item 4 of the Original Statement is hereby amended and supplemented as follows:

     On August 17, 1994, Mr. Cox became a member of the Board of Directors of Mesa upon the invitation of the Board. By virtue of the fact that Mr. Cox is now a director of Mesa, Mr. Cox may be deemed to be an affiliate of Mesa and may be able to exert influence or control over the management and policies of Mesa. As reported in the Original Statement, each of Mr. Pickens and Mr. Sarofim is also a director of Mesa.

     As reported in the Original Statement, in connection with an underwritten public offering by Mesa of 15 million shares of Common Stock (plus shares subject to an underwriters' over-allotment option) pursuant to a Registration Statement on Form S-3 (Registration No. 033-52625), each of Messrs. Pickens, Sarofim and Cox acquired shares of Common Stock and, in separate letter agreements (the "Lock-up Agreements" filed as Exhibit 7 to the Original Statement), each such person agreed that he would not, without the prior written consent of the lead underwriter for the offering, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into, or exercisable for, Common Stock for a period of 120 days after April 21, 1994 (the date of the prospectus for the offering), subject to certain exceptions. On August 19, 1994 the Lock-up Agreements terminated in accordance with their terms.

Item 5.  Interest in Securities of the Issuer.
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     Item 5 of the Original Statement is hereby amended and supplemented as follows:

     On July 7, 1994, Mr. Pickens purchased 20,000 shares of Common Stock for an aggregate purchase price of $102,500 ($5.125 per share). Such purchase was effected in an open market transaction on the New York Stock Exchange, and the price referred to above excludes commissions. On August 3, 1994, Mr. Pickens made a gift of 1,000 shares of Common Stock to an unrelated party. Except as set forth in the Original Statement or in this Item 5, none of Mr. Pickens, Mr. Sarofim or Mr. Cox has engaged in any transactions in Common Stock during the past 60 days.

     As of August 17, 1994, (i) Mr. Pickens beneficially owns 4,416,626 shares of Common Stock (approximately 6.8% of the 64,772,509 shares of Common Stock deemed to be outstanding, including the 722,500 shares Mr. Pickens has a right to acquire within 60 days pursuant to employee stock options), (ii) Mr. Sarofim beneficially owns 1,400,000 shares (approximately 2.2% of the outstanding shares) and (iii) Mr. Cox beneficially owns 1,025,000 shares (approximately 1.6% of the outstanding shares). Each such person has sole voting power and sole dispositive power with respect to the outstanding shares beneficially owned by him.

     By virtue of the arrangements described in the Original Statement relating to the acquisition of shares in the underwritten public offering and the related Lock-up Agreements, Mr. Pickens, Mr. Sarofim and Mr. Cox may have been considered to be a "group" for purposes of filing this Statement. Such persons, in the aggregate, beneficially own 6,841,626 shares of Common Stock (approximately 10.6% of the 64,772,509 shares of Common Stock deemed to be outstanding, including the 722,500 shares Mr. Pickens has a right to acquire within 60 days pursuant to employee stock options). Mr. Pickens, Mr. Sarofim and Mr. Cox each disclaimed (i) the existence of such a group and (ii) beneficial ownership of the shares owned by the other such persons.

     As a result of the termination of the Lock-up Agreements described in
Item 4 of this Statement, any "group" that may have existed within the meaning of the rules and regulations issued under Section 13(d) of the Securities Exchange Act of 1934, as amended, consisting of Mr. Pickens, Mr. Sarofim and Mr. Cox has been disbanded. Mr. Pickens, Mr. Sarofim and Mr. Cox have terminated their Joint Filing Agreement with respect to this Statement (Exhibit 8 to the Original Statement).

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 25, 1994
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                                          /s/ Boone Pickens
                                          ----------------------------------
                                          Boone Pickens

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 25, 1994
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                                          /s/ Fayez S. Sarofim
                                          ----------------------------------
                                          Fayez S. Sarofim

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 25, 1994
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                                          /s/ John L. Cox
                                          ----------------------------------
                                          John L. Cox